Mail Stop 4720

September 15, 2009

Mr. Geert Kersten
Director, Principal Financial and Accounting
Officer and Chief Executive Officer
Cel-Sci Corporation
8229 Boone Blvd. #802
Vienna, Virginia 22182

      Re: **Cel-Sci Corporation**
               Registration Statement on Form S-3
               Filed August 24, 2009
               File No. 333-161504

Dear Mr. Kersten:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-3</u>

1. Please provide the calculation supporting your determination that you are S-3 eligible pursuant to Instruction I.B.1 to Form S-3. Alternatively, if you are relying on Instruction I.B.6 for S-3 eligibility, please include the information required pursuant to Instruction 7 to the Transaction Requirements of Form S-3.

2. Please identify Ascendiant Capital Group, LLC as an underwriter and selling security holder and provide all information required by Item 507 of Regulation S-K.

3. Please expand your filing to include a discussion of the following risk factors:

- A discussion regarding the dilutive effect of the formula or pricing mechanism;
- A discussion of the likelihood that the company will have access to the full amount available to it under the equity line; and
- If Ascendiant intends on engaging in short selling activities including selling during the pricing period, please discuss the effects of short selling on the company's market price.

4. We note that Section 8.7 of the agreement filed as an exhibit to a Form 8-K on January 6, 2009 states "This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns…" Please explain who you consider to be permitted assigns. Please note that if Ascendiat's obligations are assignable, it is not permissible to register the resale of the shares pursuant to our equity line position.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Rose Zukin at (202) 551-3239, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: William T. Hart, Esq.
  Hart & Trinen
  1624 Washington Street
  Denver, CO 80203